Limitless X Holdings Inc.

9777 Wilshire Blvd., #400

Beverly Hills, CA 90210

April 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Attention: Eddie Kim and Lilyanna Peyser

Re:	Limitless X Holdings, Inc.
Preliminary Offering Circular on Form 1-A/A
Submitted February 12, 2025
CIK No. 0001803977

Dear Mr. Kim and Ms. Peyser:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated March 13, 2025 with respect to the Preliminary Offering Circular on Form 1-A submitted to the SEC by Limitless X Holdings Inc. (the “Company”) on February 14, 2025 (the “POC”). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it publicly filed via EDGAR the revised and amended POC on Form 1-A reflecting the changes made in response to the Staff’s comments on the POC.

Staff Comments and Company Responses

Cover Page

1. Given that you “will set aside in the Dividend Payment Account an amount equal to two (2) years of dividend payments or $7.50 per share for the Series D Preferred Stock,” please revise the row titled “Less: Dividend Reserve” in the chart to reflect such amount.

Response: We have revised the row titled “Less: Dividend Reserve” to reflect the amount set aside in the Dividend Payment Account as amount equal to two (2) years of dividend payments or $7.50 per share for the Series D Preferred Stock.

2. We note the following disclosure under Item 6(c)(1) in Part I of Form 1-A: “Extinguishment of debt in the amount of $3,375,00 pursuant to the issuance of 375,000 Class D Stock to 1 creditor. Each share of Class D Stock was valued at $25 per share” (emphasis added). It appears that this is referring to the “debt conversation transaction” between the Company and Mr. Mathur, as reflected on page 53 under the section titled “Debt Conversion Agreements with Mr. Mathur.” That section, however, states that “the Company issued an aggregate of 135,000 shares of Series D Stock to Mr. Mathur” (emphasis added). Please revise to correct the discrepancy.

Response: We have revised the POC to state the correct number of shares of the Series D Stock issued in the aggregate to Mr. Mathur under the Debt Conversion Agreements. The correct number of shares issued in the aggregate to Mr. Mathur under the Debt Conversion Agreements is 135,000 shares of Series D Stock.

3. We note your statement here and in the Summary, Business, and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections that in December 2024 you announced plans to expand into new industries. Please revise each such statement to disclose that these plans are aspirational and may not come to fruition. Please further revise the Management’s Discussion and Analysis section to describe the steps you intend to take, and the funds required, to develop each of these new business lines, as well as the timeframe for the development of each such business line. If you do not yet have such plans, please state that is the case.

Response: We have revised the POC where the Company made statements regarding expansion into new industries to include disclosures that such plans are aspirational and may not come to fruition. Further, we have revised the Business section to further elaborate on such plans regarding the steps we intend to take toward our goals, funding requirements, and the timeline. Please take note that such changes were not required in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section as we did not provide a description of the new ventures there.

4. Please state here, and on page 4, that the Series D Preferred Stock has no voting rights, other than in the limited circumstances required by Delaware corporate law. Also state that your Chief Executive Officer controls voting on all matters put to shareholders. Finally, state, if true, that you do not intend to seek quotation or listing of the Series D Preferred Stock.

Response: We have revised the POC on the cover page and on page 4 by adding (1) the Series D Preferred Stock has no voting rights, other than in the limited circumstances required by Delaware corporate law, and (2) that our Chief Executive Officer controls voting on all matters put to shareholders. The Company intends to seek quotation or listing of the Series D Preferred Stock, and the POC has been revised to reflect this intention.

Risks Related to Our Business

We face competition in our market from various companies, most of which have greater financial, technical, and other resources than us., page 12

5. We note your disclosure that you “face significant competition from other marketing companies.” However, it does not appear that you plan to operate as a marketing agency, but as a purveyor of goods and services. Please revise this risk factor, as well as your disclosure on pages 28, F-6, and F-30, accordingly, or advise.

Response: The Company has revised statements made on pages 12, F-6 and F-30. However, the Company believes that the description provided on page 28 lays out the Company’s marketing efforts, strategy, and operations for its own products.

Plan of Distribution, page 22

6. We note that Mountain Share Transfer, LLC is acting as the transfer agent for this offering. We also note, however, reference to Remark Holdings, Inc. in the Notice to Investors attached as Exhibit 4.1, as well as on the cover page of the Offering Statement. Please revise, or advise.

Response: The Company has removed the references to Remark Holdings, Inc. in Exhibit 4.1 and the cover page of the Offering Statement.

7. Please include a description of the material terms of your transfer agent agreement with Mountain Share Transfer, LLC, and file the agreement as an exhibit.

Response: On September 5, 2019, the Company, still named Bio Labs Naturals, Inc.. entered into an Agreement Appointing Mountain Share Transfer, LLC as Transfer Agent and Registrant (the “Share Transfer Agreement”). Under the Share Transfer Agreement with Mountain Share Transfer, LLC (“MST”), the Company appointed MST as its transfer agent and registrar for its common stock. MST is authorized originally to issue, register and countersign certificates of the Company’s common stock upon receipt of a written request signed by the appropriate officer of the Company and a certified copy of a board resolution approving such issuance. MST may be appointed to act in another similar capacity as may be agreed upon by the MST and the Company. In addition, MST maintains, on behalf of the Company, stock ledgers regarding certificates issued, cancelled, or transferred. The term of the Share Transfer Agreement is continuous but may be terminated at any time upon 90 days’ prior written notice. However, if the Company terminates the agreement for convenience, the Company must pay a termination fee equal to the fee is six times the average monthly invoice, non-recurring fees excluded.

We have included a description of the material terms of the transfer agreement with Mountain Share Transfer, LLC in the POC and have filed the same as an exhibit.

Pricing of the Offering, page 22

8. We note your disclosure that you considered, among other things, “[y]our past and present financial performance” in determining the price of the shares of Series D Preferred Stock. Given your risk factor disclosure that “[your] future profitability is uncertain,” you “have incurred recurring losses and may not be profitable in the future,” and you “expect to incur losses in the future,” as well as the doubts regarding your ability to continue as a going concern, please explain to us how you determined an Offering Price of $25. In your response, discuss whether and how you considered the recent sale prices of your common stock.

Response: The pricing of our Series D Preferred Stock at $25 per share was made after a thorough analysis of the market trends, the expectations of the investors, and the financial strategies that we intend to implement in our company.

First, $25 per share is on par with the usual pricing of preferred stock in the market, thus making the stock more marketable and easily traded. This price is comparable to other companies in the same industry, and it enhances acceptance by institutional and retail investors. Second, the price of $25 per share is tied to the immediate value provided by the dividend payment structure and yield. The dividends payable to the holders of Series D Preferred Stock over the first (2) two years totals $7.50, which is equivalent to a 15% return on an annual basis, a high and stable return that makes the $25 per share price attractive to investors.

Third, setting the Series D Preferred Stock at a price of $25 per share ensures that a large number of people can buy the stock and hence increases the liquidity in the market for secondary trading. A standard price point also helps in more efficient trading in round lots, which leads to development of a well organized and active market for these securities. Fourth, the chosen price is in line with our other capital raising plans as it is a cheap way to raise funding from the market for the long term and non-dilutive. This pricing policy assists in optimizing the balance sheet and, at the same time, improve future financing flexibility. Fifth and finally, major exchanges including the NYSE and NASDAQ require compliance with their listing rules related to pricing. Listing the price at $25 per share enhances efficiency for listing approval, ensures compliance with industry standards, and increases investors’ confidence in the product.

Use of Proceeds, page 24

9. We note the amount of “Dividend Reserve to be placed in escrow” is reflected to be $11,250,000 if 100% of the Shares are sold. Throughout the Offering Statement, however, you state that you “will set aside in the Dividend Payment Account an amount equal to two (2) years of dividend payments or $7.50 per share for the Series D Preferred Stock.” Given that you are offering “[a]s many as 3,000,000 shares,”$11,250,000 appears to reflect only the amount equal to one year of dividend payments of $3.75 per share. Please revise, or advise.

Response: The Company has revised the POC on page 24 to reflect that we will set aside in the Dividend Payment Account an amount equal to two (2) years of dividend payments or $7.50 per share for the Series D Preferred Stock, i.e., $22,500,000. The same change has been made across the entire line items (1) “Less: Dividend Reserve to be placed in escrow” and (2) “Net Offering Proceeds to Limitless X.”

Licensing of Nutritional Products, page 27

10. With respect to your licensed nutritional products, please revise here, and elsewhere relevant, including on page 6, to describe the material terms of the licensing agreement, including duration and effect, expiration dates and expected expiration dates. Also supplementally confirm, if true, that the agreement in question is Exhibit 6.5, or advise. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company has revised the POC to include the requested description of the material terms of the licensing agreement. The Company supplementally confirms that the agreement in question, i.e., the licensing agreement, is Exhibit 6.5.

Legal Proceedings, page 34

11. We note from your disclosure on page 14 that you are “currently involved in a lawsuit” relating to the information published in your e-commerce webpages. We also note two ongoing actions disclosed on page F-47. Please revise this section to include a cross-reference to your disclosure on page F-47 regarding current litigation, and to disclose the dates instituted, tentative schedules for litigation, and the relief sought. Refer to Item 103(a) of Regulation S-K.

Response: The Company has revised the POC on pages 14 and 34 to include a cross-reference to our disclosure on page F-47. We have also provided on page 14 information relating to the lawsuit “relating to information published in [our] e-commerce webpages” including the dates instituted, tentative schedules for litigation, and the relief sought.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

12. Please expand the discussion regarding the causes of material changes in your results of operations for the periods presented to provide the reasons underlying the significant changes in product sales, cost of sales, gross profit, operating expenses and any other significant income statement line items. Refer to Item 9(a) of Form 1-A.

Response: We have revised the POC to expand upon the causes of the material changes in the results of our operations for the periods presented.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 3 - Restatement, page F-11

13. Please revise here, and in Note 16 on page F-48, to disclose the nature of each adjustment sufficient to understand the cause of the underlying error. Refer to FASB ASC 250-10-50-7.

Response: We have revised Note 3 and Note 16 to our Financial Statements on the POC to include the reason for adjustments for the period Annual period ended December 31, 2023 and 2022.

14. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements should no longer be relied upon. Please file the required Item 4.02 Form 8-K. Refer to General Instruction B.1 and Item 4.02 of Form 8-K. In addition, amend your Forms 10-Q for all periods that contained the financial statements that can no longer be relied upon.

Response: The Company filed a Form 8-K on April 7, 2025 reporting the previously issued financial statements which could no longer be relied upon. Regarding Forms 10-Q, management has conducted an analysis of the 2023 and 2022 year-end restatement adjustments.

After reviewing the year-end restatement adjustments, management has determined that large adjustments were primarily due to Q4 2023 and Q4 2022 adjustments except for a few large amounts which carried to Q3 2023. As a result, the Company filed its Quarterly Report on Form 10-Q for the three and nine months ended September 30, Q3 2024 with restated unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 numbers. For adjustments that caused restatement for 2023 and 2022 year-end, these large adjustments were primarily for Q4 2023 and Q4 2022 events, therefore, not impacting the previous quarters.  However, when assessing the roll-over impact, these adjustments do have balance sheet and beginning retained earnings adjustment impact but no impact on the statement of operations for the subsequent or previous quarters.  The restatement adjustments are not material to the previously issued quarterly financial statements, and as a result, these adjustments will be corrected in the current period by correcting prior period information in the comparative financial statements.

For example, large restatement adjustments at 2023 and 2022 year-end consisted of:

a.	Holdback Receivables adjustment of $1.0 M which consisted of transactions that occurred in Q4 2022 and none in previous period. The roll-over impact to the following quarters are primarily balance sheet and beginning retained earnings;
b.	Inventory adjustment of $2.6M which primarily relate to Q4 2022 transactions because our inventories turnover within 3-4 months. The roll-over impact to the following quarters are primarily balance sheet and beginning retained earnings;
c.	Re-classification of convertible preferred B shares which occurred in October 2023 which is Q4 2023 event; and
e.	Certain reclassification adjustments at year-end which accumulated is not material of itself but when combined with other adjustments, it was material, therefore, these adjustments were made at year-end.

Funding Commitment Agreement, page F-20

15. Please file the Funding Commitment Agreement as an exhibit, or tell us why you are not required to do so.

Response: The Company has filed the Funding Commitment Agreement as an exhibit to the POC.

Exhibits

16. We note your disclosure that the Dividend Reserve will be placed in escrow. Please describe the terms of the escrow and file the escrow agreement as an exhibit. If you have not yet entered into such agreement, please state that is the case. Refer to Item 17(8) in Part III of Form 1-A.

Response: The Company will place the Dividend Reserve in a separate bank account at major financial institution, which will be reserved for the Dividend Payments. The Company is not retaining a separate escrow agent for the Dividend Reserve funds. The Company acknowledges its robust fiduciary duties to preserve the Dividend Reserve and will abide by the terms of the Series D Subscription Agreement.

General

17. We note your disclosure that “[t]he Offering will . . . terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the date that is three (3) years from the date of qualification of this Offering Statement; or (iii) when we elect to terminate the Offering for any reason” (emphasis added). We also note your statement that the “Sale of the Shares . . .. will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).” Given that continuous offerings may be made under Regulation A only if the offering statement pertains to securities that “will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date” (emphasis added), please revise the disclosure regarding the termination of the offering, or advise. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Response: We have amended the term of the Offering to terminate on the earlier of (i) the date on which the Maximum Offering is sold, (ii) the date that is two (2) years from the date of qualification of the Offering Statement; or (iii) when we elect to terminate the Offering for any reason.

18. Please tell us whether Article XI of your amended and restated bylaws applies only to state law claims or also to Exchange Act and/or Securities Act claims.

Response: Article XI of the amended and restated bylaws only applies to state law claims and not to claims under the Exchange Act and/or Securities Act.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (561) 804-4408.

Sincerely,

/s/ Laura Holm
Laura Holm
Fox Rothschild LLP
Phillips Point, West Tower
777 S Flagler Dr #1700
West Palm Beach, FL 33401
Tel: 561.804.4408
Email: lholm@foxrothschild.com